UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SpaceDev, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

846241107
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	67,257

8. Shared Voting Power	141,576

9. Sole Dispositive Power	67,257

10. Shared Dispositive Power	141,576

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	208,833

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.55%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	1,350,880

8. Shared Voting Power	-0-

9. Sole Dispositive Power	1,350,880

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,350,880

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	3.59%

14. Type of Reporting Person	BD, PN

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	314,925

8. Shared Voting Power	-0-

9. Sole Dispositive Power	314,925

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	314,925

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.84%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	448,289

8. Shared Voting Power	-0-

9. Sole Dispositive Power	448,289

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	448,289

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.19%

14. Type of Reporting Person	PN

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	134,073

8. Shared Voting Power	-0-

9. Sole Dispositive Power	134,073

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	134,073

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.36%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	1,086,083

8. Shared Voting Power	-0-

9. Sole Dispositive Power	1,086,083

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,086,083

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.88%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	724,217

8. Shared Voting Power	-0-

9. Sole Dispositive Power	724,217

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	724,217

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.92%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock, $0.01 par value per share (the “Common Stock”), of SpaceDev, Inc (the “Issuer”). This Amendment No. 1 amends the initial Schedule 13D filed on December 12, 2007 (the “Initial Statement”). The address of the Issuer’s principal executive offices is 13855 Stowe Drive, Poway, California 92064.

Item 2.	Identity and Background

Loeb Arbitrage Fund (“LAF”), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., (“LAM”), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, and Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”), and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”), is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

As described in the Initial Statement, LPC acquired 3,750,000 shares of Common Stock pursuant to a Stock Purchase Agreement dated December 4, 2007, by an between LPC and Issuer (the “Purchase Agreement”). The total purchase price for the shares acquired by LPC under the Purchase Agreement was $2,812,500, and the source of funds for such purchase was working capital. Such shares were then appropriately allocated to affiliated entities LAF, LPC (including to accounts of customers of LPC as to which it has investment discretion), LOF, LAFB, LOFB, LMF and LMOF (“Loeb”) in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

Loeb has acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer (the “Board”) concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions and subject to the Stockholder Agreement (as defined below), Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

In connection with its purchase of shares of Common Stock of the Issuer, LPC entered into a Stockholder Agreement, dated December 4, 2007, by and among the Issuer and LPC (the “Stockholder Agreement”). In accordance with the terms of the Stockholder Agreement, each Loeb entity, upon the transfer of shares of Common Stock to it from LPC, is subject to the terms of the Stockholder Agreement with respect to the shares so transferred.

Pursuant to the Stockholder Agreement, and subject to the terms and conditions therein, Loeb agreed that, except for certain permitted actions specified in the Stockholder Agreement, neither Loeb nor its affiliates will, directly or indirectly: (i) purchase additional shares of Common Stock of the Issuer or rights to purchase such shares of Common Stock of the Issuer, (ii) effect, seek, offer or propose to effect any acquisition of any securities or assets of the Issuer, any tender or exchange offer, merger, business combination, recapitalization or other extraordinary transaction involving the Issuer or any solicitation of proxies or consents to vote any voting securities of the Issuer, (iii) form, join or in any way participate in a “group” (as defined in the Securities Exchange Act of 1934) with respect to any voting securities of the Issuer, (iv) solicit or participate in any solicitation of proxies relating to the election of directors of the Issuer, (v) enter into any agreement with any other person with respect to the foregoing, or assist any other person to do any of the foregoing or (vi) nominate any person to the Board of Directors of the Issuer. Notwithstanding any of the foregoing, the Stockholder Agreement permits Loeb to acquire additional securities of the Issuer subject to a maximum ownership of 14.99% of the Issuer’s outstanding shares of Common Stock.

Loeb further agreed, pursuant to the Stockholder Agreement, with respect to the election of directors of the Issuer, (i) during the first year of the Stockholder Agreement, to vote Loeb’s shares for the nominees recommended by the Board and (ii) after the first year of the Stockholder Agreement, to vote Loeb’s shares for nominees recommended by the Board if such nominee was a member of the Board as of December 4, 2007.

In addition, pursuant to the Stockholder Agreement, Loeb agreed for a period of one year to certain limitations on its ability to dispose, sell, transfer, or engage in similar transactions which have the same economic effect as a sale any of the shares issued to Loeb pursuant to the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby own the following shares of Common Stock as of December 13, 2007.

Shares of Common Stock
Loeb Arbitrage Fund	1,350,880
Loeb Partners Corporation**	208,833
Loeb Offshore Fund Ltd.	314,925
Loeb Arbitrage B Fund LP	448,289
Loeb Offshore B Fund Ltd.	134,073
Loeb Marathon Fund, LP	1,086,083
Loeb Marathon Offshore Fund, Ltd.	724,217

Total	4,267,300

The total shares of Common Stock constitute 11.33% of the 37,676,808 outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding as of December 4, 2007 set forth in the Purchase Agreement).

**Including shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases of Common Stock have been made in the past sixty (60) days:

Purchases of Common Stock

	Date	Shares	Average Price
Loeb Partners Corporation**	12/11/2007	8,670	0.78
	12/12/2007	2,500	0.75
	12/13/2007	3,750,000	0.75*

	Date	Shares	Average Price
Loeb Arbitrage Fund	12/13/2007	1,350,880	0.75*

	Date	Shares	Average Price
Loeb Offshore Fund	12/13/2007	314,925	0.75*

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	12/13/2007	443,869	0.75*
	12/11/2007	4,420	0.78

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	12/13/2007	130,163	0.75*
	12/11/2007	3,910	0.78

	Date	Shares	Average Price
Loeb Marathon Fund, LP	12/13/2007	787,794	0.75*

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	12/13/2007	524,706	0.75*

_____________________

*On 12/13/07, LPC transferred an aggregate of 3,552,337 shares of Common Stock to affiliated entities and managed accounts.

**Including shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions dated 12/11/07 and 12/12/07 were effected on NASDAQ. All reported transactions dated 12/13/07 were made between LPC and affiliated entities and managed accounts.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Except for the Purchase Agreement and Stockholder Agreement as described in the Initial Statement, to the best knowledge of Loeb there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Loeb and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 - Stockholder Agreement, dated December 4, 2007, by and between LPC and the Issuer (incorporated by reference to the Issuer’s Form 8-K filed December 7, 2007).

Exhibit 2 - Stock Purchase Agreement dated December 4, 2007, by and between the Issuer and LPC (incorporated by reference to the Issuer’s Form 8-K filed December 7, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: December 13, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President